FILED  PURSUANT TO RULE  424(B)(3);
                                             FILE   NO.    333-64029;    STICKER
                                             SUPPLEMENT TO SUPPLEMENT NO.1 DATED
                                             NOVEMBER  10,  1998 AND  SUPPLEMENT
                                             NO.  2  DATED   DECEMBER  2,  1998;
                                             SUPPLEMENT  NO. 2 DATED DECEMBER 2,
                                             1998  TO BE  USED  WITH  PROSPECTUS
                                             DATED    OCTOBER   16,   1998   AND
                                             SUPPLEMENT  NO.1 DATED NOVEMBER 10,
                                             1998


             SUMMARY OF SUPPLEMENTS NO. 1 AND NO. 2 TO PROSPECTUS
               (SEE THE SUPPLEMENTS FOR ADDITIONAL INFORMATION):

   Supplement No. 1 dated November 10, 1998:

       (1) Reports on the acquisition by the Company of two additional apartment complexes.

       (2) Contains unaudited financial statements of the Company for the nine months ended September 30, 1998 and the related management's discussion and analysis of financial condition and results of operations.

   Supplement No. 2 dated December 2, 1998:

       (1) Reports on the acquisition by the Company of one additional apartment complex.

       (2) Contains certain other updated information on the Company.

     As of December 2, 1998, the Company had closed the sale to investors under the Prospectus of 2,220,466 Shares at $10 per Share, representing aggregate gross proceeds to the Company of $22,204,668 and proceeds net of selling commissions and marketing expenses of $19,984,201. The Company endeavors continually to invest proceeds in the acquisition of additional suitable apartment communities as promptly as practicable after the receipt of such proceeds. As of December 2, 1998, approximately $36 million of the proceeds of all Common Share offerings available for investment in properties had not been so invested.

     Apple Residential Management Group, Inc. and its affiliates have received and are expected to continue to receive fees and expense reimbursements in connection with the Company's acquisitions and the management of the properties and the Company. In connection with the three property acquisitions described in the Supplements, Apple Residential Management Group, Inc. received property acquisition fees totaling $578,000.

                                             FILED  PURSUANT TO RULE  424(B)(3);
                                             FILE NO. 333-64029;  SUPPLEMENT NO.
                                             2 DATED DECEMBER 2, 1998 TO BE USED
                                             WITH  PROSPECTUS  DATED OCTOBER 16,
                                             1998  AND  SUPPLEMENT   NO.1  DATED
                                             NOVEMBER 10, 1998


                    SUPPLEMENT NO. 2 DATED DECEMBER 2, 1998
                     TO PROSPECTUS DATED OCTOBER 16, 1998

                     APPLE RESIDENTIAL INCOME TRUST, INC.

     The following information supplements the Prospectus of Apple Residential Income Trust, Inc. dated October 16, 1998 (the "Prospectus"), as previously supplemented by Supplement No. 1 dated November 10, 1998, and should be considered part of such Prospectus. Prospective investors should carefully review the Prospectus and the Supplements. Capitalized terms that are used but not defined in this Supplement have the meanings given to them in the Prospectus.

                            STATUS OF THE OFFERING

     As of December 2, 1998, the Company had closed the sale to investors under the Prospectus of 2,220,466 Shares, representing gross proceeds to the Company of $22,204,668, and proceeds net of selling commissions and marketing expenses of $19,984,201.

                      THE COURTS ON PEAR RIDGE APARTMENTS
                                 DALLAS, TEXAS

     On November 17, 1998, Apple REIT Limited Partnership purchased The Courts on Pear Ridge Apartments located at 5050 Pear Ridge Drive in Dallas, Texas (the "Property").

     The Property comprises 242 apartment units. The purchase price for the Property was $11,500,000. The seller was PS II Real Estate Limited Partnership, a Delaware limited partnership which was not affiliated with the Company, Apple Residential Management Group, Inc. (the "Advisor") or their affiliates. The purchase price was paid entirely in cash using proceeds from the sale of common shares of the Company. Title to the Property was conveyed to the Company by limited warranty deed.

     LOCATION. The Property is located on Pear Ridge Drive just north of its intersection with Haverwood Lane and one block east of North Dallas Tollway in north Dallas, Texas, in Collin County, which is part of the greater Dallas/Fort Worth Consolidated Metropolitan Statistical Area, or as it is called locally, "The Metroplex." For information on The Metroplex, see under "Brookfield Apartments" on page 39 of the Prospectus.

     The immediate area surrounding the Property consists of other multifamily, residential, commercial and retail development. The Property is readily accessible from Interstate 635 and North Dallas Tollway. The Property is an approximately 25-minute drive from the Dallas/Fort Worth International Airport and within 15 minutes of the Dallas Central Business District.

     DESCRIPTION OF THE PROPERTY. The Property consists of 242 apartment units in 16 two-story buildings on approximately 9.4 acres of land. The Property was constructed in 1988.

     The Property offers 16 different unit types. The unit mix and rents being charged new tenants as of November 1998 are as follows:

                                                                        APPROXIMATE
                                                                         INTERIOR
                                                                          SQUARE       MONTHLY
 QUANTITY                              TYPE                               FOOTAGE      RENTAL
----------   -------------------------------------------------------   ------------   --------
    36       One Bedroom/One Bathroom w/Drybar                             639          $585
    18       One Bedroom/One Bathroom w/Fireplace                          639           595
    18       One Bedroom/One Bathroom w/Fireplace/Vaulted Ceilings         639           605
    34       One Bedroom/One Bathroom w/Drybar                             721           625
    26       One Bedroom/One Bathroom w/Fireplace                          721           650

                                                                         APPROXIMATE
                                                                          INTERIOR
                                                                           SQUARE       MONTHLY
 QUANTITY                              TYPE                                FOOTAGE      RENTAL
----------   --------------------------------------------------------   ------------   --------
    12       One Bedroom/One Bathroom w/Fireplace/Vaulted Ceilings           721          660
    10       One Bedroom/One Bathroom/Sunroom w/Drybar                       812          680
     2       One Bedroom/One Bathroom/Sunroom w/Fireplace                    812          690
    12       One Bedroom/One Bathroom/Sunroom w/Fireplace/Vaulted            812          700
             Ceilings

    10       One Bedroom/One Bathroom/Den w/Drybar                           875          740
    20       One Bedroom/One Bathroom/Den w/Fireplace                        875          745
    10       One Bedroom/One Bathroom/Den/Sunroom w/Fireplace                963          785
     8       Two Bedrooms/Two Bathrooms w/Drybar                             967          815
    16       Two Bedrooms/Two Bathrooms w/Fireplace                          967          825
     8       Two Bedrooms/Two Bathrooms/Sunroom w/Fireplace/Vaulted         1053          875
             Ceilings
     2       Two Bedrooms/Two Bathrooms TH w/Fireplace                      1141         $955


     The apartments provide a total of approximately 187,000 square feet of net rentable area.

     The Company believes that the Property has generally been well maintained and is in good condition. However, the Company has budgeted approximately $181,500 for repairs and capital improvements to the Property. These repairs and improvements will include clubhouse renovations, exterior painting and interior upgrades.

     The following information is provided by the seller. Physical occupancy at the Property averaged approximately 95% in 1995, 92% in 1996, 93% in 1997, and 93% during the first nine months of 1998. Occupancy averages for earlier time periods are not available. Leases at the property are generally for terms of one year or less. Average rental rates for the past five years have generally increased. As an example, a one-bedroom, one-bathroom apartment with a fireplace and vaulted ceilings (639 square feet) rented for $475 in 1993, $485 in 1994, $504 in 1995, $514 in 1996 and $524 in 1997. The average effective annual rental per square foot at the Property for 1993, 1994, 1995, 1996 and 1997 was $8.25, $8.43, $8.76, $8.93, and $9.10, respectively.

     The Property has an outdoor swimming pool, deck and cabana, heated spa, fitness center with men's and women's locker rooms with showers and dry saunas, two picnic areas, a laundry facility, gazebos, covered parking and a controlled access gate with fountains. There is also a clubhouse with a leasing office.

     The buildings are wood-frame construction with a combination of brick veneer, painted wood siding and stucco on concrete slab foundations. Roofs are pitched and covered with asphalt shingles on plywood sheathing.

     Each apartment unit has wall-to-wall carpeting in the living areas and vinyl floors in the kitchen and bath. Each apartment unit has a cable television hook-up and an individually controlled heating and air-conditioning unit. Each kitchen has a refrigerator/freezer with icemaker, electric range and oven, dishwasher and garbage disposal. All of the units include nine foot ceilings, miniblinds, vertical blinds, ceiling fans and washer/dryer connections. The owner of the property pays for cold water, sewer charges, gas (for hot water) and trash removal. The tenants pay for electricity service, which includes cooking, lighting, heating and air-conditioning.

     There are at least four apartment properties that compete with the Property. All offer similar amenities and generally have rents that are comparable to those of the Property. Based on a recent telephone survey, the Advisor estimates that occupancy at nearby competing properties averaged approximately 93% on November 1, 1998.

     As of November 17, 1998, the Property was approximately 96% occupied.

     The following  table sets forth the 1998 real estate tax information on the
Property:

                                  ASSESSED
       JURISDICTION                 VALUE              RATE              TAX
--------------------------   ------------------   -------------   ----------------
County of Collin .........    $  9,203,807.00      $  1.88805      $  173,772.48
City of Dallas ...........       9,169,400.00         0.64910          59,518.58
                                                                   -------------
 Total ...................                                         $  233,291.06


     The basis of the depreciable residential real property portion of the Property (currently estimated at about $9,207,124) will be depreciated over 27.5 years on a straight-line basis. The basis of the personal property portion will be depreciated in accordance with the modified accelerated cost recovery system of the Code. Amounts to be spent by the Company on repairs and improvements will be treated for tax purposes as permitted by the Code based on the nature of the expenditures.

     The Advisor and the Company believe that the Property is and will continue to be adequately covered by property and liability insurance.

     ACQUISITION AND MANAGEMENT SERVICES AND FEES. In consideration of services rendered to the Company in connection with the selection and acquisition of the Property, the Company paid Apple Residential Management Group, Inc. a property acquisition fee equal to 2% of the purchase price of the property, or $230,000. Apple Residential Management Group, Inc. will serve as property manager for the Property and for its services will be paid by the Company a monthly management fee equal to 5% of the gross revenues of the Property plus reimbursement of certain expenses.

                                      S-3